FAIRFAX  News Release
Stock Symbol:  TSX (FFH and FFH.U)

TORONTO, November 30, 2010

FAIRFAX FILES UNIVERSAL SHELF PROSPECTUS

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) has filed a preliminary short form base shelf prospectus with the Canadian securities regulatory authorities.

The filing is intended to restore the original capacity which was available to Fairfax under its existing base shelf prospectus dated September 25, 2009. The shelf prospectus will allow Fairfax to offer from time to time over a 25-month period up to US$2.0 billion of debt, equity or other securities. Should Fairfax offer any securities, it will make a prospectus supplement available that will include the specific terms of the securities being offered.

Upon a receipt being issued for the final short form base shelf prospectus, Fairfax's existing base shelf prospectus will be withdrawn.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:       John Varnell, Chief Financial Officer, at (416) 367-4941

                   Media Contact
                Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946